As filed with the U.S. Securities and Exchange Commission on March 21, 2023.

Registration No.  333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

ROCHE HOLDING LTD

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Switzerland

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone: +1-800- 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Roche Holdings, Inc.

1 DNA Way

South San Francisco, California 94080

Telephone: +1-(650) 225-1000

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 383 Madison Avenue, Floor 11 New York, New York 10179 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

☐     immediately upon filing

☐     on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts representing one eighth of one (1/8) non-voting equity security of Roche Holding Ltd	500,000,000 American Depositary Shares	$0.05	$25,000,000	$2,755.00

(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to the American Depositary Shares registered under Form F-6 Registration Statement No. 333-193846. This Registration Statement also constitutes Post-Effective Amendment No. 2 to Registration Statement No. 333-193846.

The Registrant hereby amends this Registration Statement on Form F-6 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement on Form F-6 shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement on Form F-6 shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of the Fourth Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7), and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8), and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5), and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10), and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraphs (14)

(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

Roche Holding LTD (the “Company”) publishes information in English required to maintain the exemption from registration under the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) promulgated thereunder on its Internet Web site or through an electronic information delivery system generally available to the public in its primary trading market As of the date hereof, the Company’s internet website is located at www.roche.com.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Form of Deposit Agreement. Form of Fourth Amended and Restated Deposit Agreement among Roche Holding Ltd (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder (as from time to time amended, the “Deposit Agreement”), including the Form of ADR attached as Exhibit A thereto. Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

(f)	Power of Attorney of certain officers and directors of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement among Roche Holding Ltd, JPMorgan Chase Bank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 21, 2023.

Legal entity created by the Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

	By:	/s/ Timothy E. Green
Name: Timothy E. Green
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Roche Holding Ltd certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Basel, Switzerland, on March 14, 2023.

ROCHE HOLDING LTD

By:	/s/ Dr. Alan Hippe
Name: Dr. Alan Hippe
Title: Chief Financial & Information Officer (principal financial and accounting officer)

By:	/s/ Peter Trybus
Name: Peter Trybus
Title: Authorized Signatory

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly at two Peter Trybus, Dr. Alan Hippe, Britta Döttger and Peter Eisenring and each of them jointly at two, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the U.S. Securities Act of 1933, and all post effective amendments thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on March 14, 2023.

SIGNATURES

Signature	Title

/s/ Dr. Severin Schwan	Chairman of the Board
Dr. Severin Schwan

/s/ Dr. Thomas Schinecker	Chief Executive Officer and Director (principal executive officer)
Dr. Thomas Schinecker

/s/ André Hoffmann	Director, Vice Chairman of the Board
André Hoffmann

/s/ Dr. Jörg Duschmalé	Director
Dr. Jörg Duschmalé

/s/ Dr. Patrick Frost	Director
Dr. Patrick Frost

/s/ Anita Hauser	Director
Anita Hauser

/s/ Prof. Dr. Richard P. Lifton	Director
Prof. Dr. Richard P. Lifton

/s/ Dr. Jemilah Mahmood	Director
Dr. Jemilah Mahmood

/s/ Bernard Poussot	Director
Bernard Poussot

/s/ Dr. Claudia Suessmuth Dyckerhoff	Director
Dr. Claudia Suessmuth Dyckerhoff

/s/ Ulf Markus Schneider	Director
Ulf Markus Schneider

/s/ Prof. Dr. Akiko Iwasaki	Director
Prof. Dr. Akiko Iwasaki

/s/ Dr. Alan Hippe	Chief Financial & Information Officer (principal financial and accounting officer)
Dr. Alan Hippe

/s/ Bruce Resnick	Authorized U.S. Representative
Bruce Resnick

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of Fourth Amended and Restated Deposit Agreement among the Roche Holding Company Ltd, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, including the Form of ADR attached as Exhibit A thereto.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered.